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                                                                     EXHIBIT A-2

                             EXECUTIVE COMPENSATION

COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS
EXECUTIVE COMPENSATION REPORT TO STOCKHOLDERS

1996 EXECUTIVE COMPENSATION PLAN CHANGES

Following the Corporation's emergence from Chapter 11 protection, the Compensation Committee (the "Committee") of the Corporation's Board of Directors approved a new total compensation program for the executive group, effective in 1996. The Committee felt strongly that a more aggressive PAY FOR PERFORMANCE compensation program was needed to focus management's attention on the Corporation's NEW strategic business initiatives and financial performance objectives. The Committee believes that the design and execution of the new executive compensation program is critical to the Corporation's future success and wants to emphasize several key concepts going forward into 1996.

- Greater amounts of the executives' pay packages will be PLACED AT RISK and will be based upon CREATING LONG-TERM VALUE FOR THE STOCKHOLDERS.

- The new program will TIE COMPENSATION MORE CLOSELY TO THE FORTUNES OF THE STOCKHOLDERS through the use of a combination of cash and STOCK-BASED INCENTIVE COMPENSATION PLANS.

- Emphasis will be placed on the achievement of both short and longer term internal VALUE ADDED PERFORMANCE MEASURES as well as STOCKHOLDER RETURN EXPECTATIONS in relationship to peers.

- The program will provide highly competitive financial rewards for meeting or exceeding financial targets.

In order to accomplish these objectives and to FOCUS MANAGEMENT'S ATTENTION on the new competitive business environment, the Committee has decided that awards for the most senior executives under the 1996 program will be based on the newly installed COLUMBIA VALUE ADDED FINANCIAL PERFORMANCE MEASURES. Value added measures determine the real value of particular investments by the extent the return on that investment exceeds the cost of the investment, including the cost of capital.

The new executive compensation program also includes a component to bring special attention to the important area of STOCKHOLDER RETURN. The Corporation's Total Stockholder Return performance (stock price appreciation plus dividend accruals) will be compared to the S&P Natural Gas Utility Index as included in this Annual Proxy Statement. It is, generally, the intent of the Committee to provide awards of options when the Corporation's Total Stockholder Return exceeds the median of companies which comprise this peer group. Consequently, any potential value to participants will come only when the stock price appreciates and the stockholders likewise benefit from increased market appreciation. Contingent or restricted stock may also be awarded in very limited applications.

1995 EXECUTIVE COMPENSATION PROGRAM

The compensation philosophy described below is the basis for the 1995 compensation program. Any compensation decisions described or listed in the enclosed tables were made relevant to that plan year. The executive compensation program and respective philosophic concepts will be changed as described above, under the 1996 program, to reflect the Board of Directors' newly expressed position on pay for performance.

GENERAL - Through the Committee, the Board of Directors has developed an executive compensation philosophy and programs to implement that philosophy. These programs combine to form the basis of the total compensation plan for senior management of the Corporation and its subsidiaries (the "System").
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COMPENSATION PHILOSOPHY - The Board of Directors believes that total compensation is not only payment for services rendered to the System, but also a means to provide a strong motivational vehicle for the achievement of key financial and strategic goals. The System provides executives with the opportunity to increase their total compensation above base salary through annual and longer term incentive compensation programs. Incentive compensation goals are established such that their achievement will result in added value to the System over reasonable periods of time. This is how compensation is linked to corporate performance. The System's executive compensation program is designed to:

         - provide annual cash compensation and benefit levels that target the median of the marketplace in similar-sized utility and industrial companies;

         - maintain equitable relationships among the compensation levels established for all jobs within the System;

         - provide for the recognition of performance delivered year-to-year and over the long term; and

         - ensure that appropriate controls are in place for compensation to be fully earned.

Because of the System's size and integrated nature, a number of well-known utility and industrial executive compensation surveys are utilized to determine competitive remuneration for executives. Most of the companies in the S&P Natural Gas Utility Index are included in one or more of these surveys. However, no single executive compensation survey covers all of the companies in the S&P Natural Gas Utility Index.

IMPLEMENTATION OF PHILOSOPHY - The System's executive compensation program is administered by the Committee. The Committee is composed of six independent, non-employee Directors. As of December 31, 1995, the System's executive total compensation program consisted of the following:

1.       Base Salary Program
2.       Annual Incentive Compensation Plan
3.       Long-Term Incentive Plan
4.       Benefit Plans
5.       Other Arrangements

1. Base Salary Program - A base salary range is established for each executive position based on a comparison of compensation levels of similar positions in the external market. Competitive base salary levels are needed to attract and retain competent executives. Individual performance reviews are conducted at least annually and are used, along with the relative position of the individual's salary within the salary range, to determine if any increase to base salary is warranted. Increases are based on individual performance and are not automatic. Based on the utility and industrial compensation surveys referred to above, the base salary levels for the named executive officers as a group approximate the median for similar executives with corporations of similar size and complexity. A range of merit opportunities is preestablished on a uniform basis and the level of an increase within that range is based on an assessment of an individual's management skills and achievement against a variety of preestablished corporate and operating company goals. Through December 31, 1995, these goals included specific Return on Invested Capital (ROIC) performance measures as well as other organizational goals pertaining to an executive's individual business unit. Each of the goals is weighted and assigned to each individual according to its importance and impact on the business unit. The achievement of financial measures is given high priority, but the percentage will vary based on the individual's position within the organization.



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2.       Annual Incentive Compensation Plan - This plan, which was adopted in
         1987, provided the opportunity for payment of cash awards to key employees for attainment of specific goals which contributed directly to the present and future financial health of the System. The plan was suspended in mid-1991 and continued in suspension through 1995. The plan has been amended and restated and will be implemented, effective January 1, 1996. Awards for 1996 performances will not be made until 1997 after financial results for 1996 are final.

         An interim cash performance award program was authorized by the Committee in 1992. Eligibility for consideration in the Interim Cash Performance Award Program was based on the individual's level of responsibility within the organization and ability to contribute to the financial performance of the company. The award opportunities for 1994 ranged from zero to 20 percent of an individual's annual salary based on performance against pre-set goals. In 1995 the maximum was increased to 35 percent. The higher the achievement and contribution to the Corporation, the larger the potential award could be. Performance measures included specific ROIC financial targets as reflected in the Corporation's strategic business plan and other organizational goals which can contribute to the success of the company. The award for 1994 performance was made in 1995 and, for the executive officers named in the Summary Compensation Table, is shown in that table. The award for 1995 performance will not be determined or awarded until later in 1996. This interim program will end with the implementation of the revised program referred to above, effective January 1, 1996.

3. Long-Term Incentive Plan - The Long-Term Incentive Plan, which was adopted in 1986, provided additional incentives to officers and other key employees of System companies through the granting of incentive stock options, non-qualified stock options, stock appreciation rights and/or contingent stock awards. The plan was administered by the Committee, no member of which was eligible to participate in the plan. The Committee considered both organizational level and individual performance in determining eligibility and the number of shares to be awarded. This plan was suspended in mid-1991 and continued in suspension through 1994. The Committee at its December 20, 1994 meeting decided that it would be appropriate to resume this plan during 1995 and made awards at its March 1995 meeting which are reported in the Options Table of this Proxy Statement. The plan terminated by its terms on September 18, 1995. Subject to stockholder approval, the System is planning to adopt a new Long-Term Incentive Plan as described elsewhere in this Proxy Statement.

4. Benefit Plans - The System maintains savings, retirement, medical, dental, long-term disability, life insurance and other benefit plans of general applicability. Federal regulations establish limits on the benefits which may be paid under savings and retirement plans qualified under the Internal Revenue Code ("IRC"). To maintain compliance, the System caps benefits under the qualified plans at the required levels. To provide comparable benefits to more highly compensated employees, the System has established a Thrift Restoration Plan and a Pension Restoration Plan, both of which are non-qualified and unfunded. However, the Pension Restoration Plan may be funded through a trust arrangement at the election of the beneficiary once a threshold liability of $100,000 has been reached. The Committee views these supplemental plans as part of base compensation.

5. Other Arrangements - When circumstances warrant, the Corporation and other companies in the System can enter into agreements seeking to retain the services of experienced management during periods of financial uncertainty. Such agreements were entered into in July 1991 and expired in 1993. In order to retain experienced management, the Committee authorized the execution of new agreements upon approval by the Bankruptcy Court. These employment agreements have been terminated and are no longer in effect; however, payments were made pursuant to these agreements in 1995 as described elsewhere in this Proxy Statement under "Employment Agreements" and as shown on the Summary Compensation Table. Mr. Richard, the new Chairman, CEO, and President of the Corporation, and Mr. Schwolsky, a Senior Vice President and Chief Legal Officer of the Corporation, were granted employment agreements upon hire. For a more detailed description of the agreements, please see "Employment Agreements" elsewhere in this Proxy Statement.
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DEDUCTIBILITY OF COMPENSATION - The Committee has reviewed the potential impact on the System of Section 162(m) of the IRC which imposes a limit on tax deductions that the System may claim for annual compensation in excess of one million dollars paid to any of the CEO and the four other most highly compensated executive officers. The Committee has determined that under current compensation arrangements, the impact of Section 162(m) on the System would be limited, if applicable at all, and, therefore, has decided not to take any action at this time to meet the requirements for an exemption for "performance based compensation" for the Annual Incentive Compensation Plan. However, it is contemplated that such a deduction will be pursued where available for the proposed Long- Term Incentive Plan.

EVALUATION PROCESS - Each year, the Board of Directors of the Corporation reviews and approves strategic business and financial plans for the Corporation and each of its subsidiaries. In addition to various business strategies, these plans include specific financial targets such as ROIC or other measures to evaluate whether stockholder value has increased.

The goals set forth in these strategic plans are the bases for evaluating the performance of the CEO of the Corporation and other senior executives whose compensation falls under the direct purview of the Committee. Attainment of meaningful strategic objectives over reasonable time periods increases value to stockholders, and the increased compensation opportunities for executives are directly linked to the attainment of these objectives.

1995 CHIEF EXECUTIVE OFFICER'S PAY

Base Salary - At its March 14, 1995 meeting the Committee decided that Mr. Croom's base salary should be increased to $740,000 (a 6.9 percent increase to be effective April 1, 1995). This merit increase was made within the guidelines established under the System's executive compensation program as described above. This compensation action competitively positioned Mr. Croom's base pay within the established salary range and reflected the salary movement of similar positions in the Corporation's peer group comparisons.

Effective as of the close of business on April 28, 1995, Oliver G. Richard III was elected Chairman, CEO and President of the Corporation. John H. Croom retired effective May 1, 1995.

To attract an executive of this caliber, the Corporation entered into an employment agreement with Mr. Richard that provides a base salary of $750,000 per year, subject to such increases as may be approved by the Board. The agreement provides for contingent stock grants of 10,000 shares of the Corporation's common stock upon Mr. Richard's commencement of employment with the Corporation, and 5,000 shares per year on December 31 of each of the years 1995, 1996, and 1997, if he is employed by the Corporation on those dates. In addition, subject to the receipt of necessary approvals, on the thirtieth day after the Corporation's discharge from bankruptcy, Mr. Richard was to receive a grant of options to purchase, at the then prevailing market price, 100,000 shares of the Corporation's common stock. Since the options could not be issued as of the thirtieth day following the Corporation's discharge from bankruptcy as the Long-Term Incentive Plan was no longer in effect and no successor plan had been approved by the stockholders, Mr. Richard, in addition to receiving the options when issued, will receive a cash payment equal to the excess, if any, of the actual grant price over the fair market value of the shares on the thirtieth day following discharge from bankruptcy.

Under the terms of the employment agreement, the Corporation compensated Mr. Richard for certain items that he forfeited as a result of his terminating employment with New Jersey Resources Corporation. This compensation is reflected in the "All Other Compensation" column of the Summary Compensation Table. Besides being eligible to participate in all incentive compensation plans and employee benefit programs provided to other senior executives of the System, Mr. Richard may receive, upon retirement, supplemental pension payments to make up the difference, if any, between the System's pension benefits and those Mr. Richard would have received from his previous employer. In the opinion of two outside consulting firms, the compensation offered to Mr. Richard was reasonable and necessary in order to attract an outsider to assume the responsibilities of CEO. Based thereon, the Committee approved the employment agreement.

ANNUAL INCENTIVE PLAN - Under the provisions of the Interim Annual Incentive
Plan as described above, on March 14, 1995, the Committee approved a cash award for Mr. Croom of $400,000 to recognize the attainment during 1994 of predetermined financial performance targets based primarily on corporate and operating company ROIC goals and because of his extraordinary leadership in bankruptcy reorganization which created the framework for a resolution to
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the bankruptcy. This award was granted in accordance with the Corporation's "Pay for Performance" compensation philosophy for its executives. An award, if any, for Mr. Richard for 1995 will not be determined until later in 1996.

LONG-TERM INCENTIVE PLAN - As noted above, Mr. Richard will receive awards of stock options pursuant to his employment agreement to be issued under the new Long-Term Incentive Plan, which, subject to approval by stockholders and regulatory agencies, will be effective February 21, 1996. In addition, subject to the Corporation's receipt of such approvals for the plan, Mr. Richard will receive restricted stock as compensation for performance based upon his contributions and the increase in stock price from April 28, 1995 to December 28, 1995, the thirtieth day after the Corporation's emergence from bankruptcy. To provide an additional incentive to Mr. Richard to continue his employment with the Corporation, only 20 percent of the restricted stock would be vested each year, with the first 20 percent being vested January 2, 1997, and an additional 20 percent being vested on the first business day of each succeeding calendar year. Because the issuance of the restricted stock is subject to stockholder and regulatory approval of the new Long-Term Incentive Plan, Mr. Richard's employment agreement has been amended not only to provide for the issuance of restricted stock, but also to provide a cash bonus in lieu of the restricted stock if such aforesaid approval is not obtained. In addition, Mr. Richard may receive an award under the proposed new Long-Term Incentive Plan.

                         By the Compensation Committee:

         Wilson K. Cadman, Chairman               James P. Heffernan
         Robert H. Beeby                          James R. Thomas, II
         William E. Lavery                        William R. Wilson

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3.       ADOPTION OF A LONG-TERM INCENTIVE PLAN

         THE BOARD OF DIRECTORS HAS DETERMINED THAT THE LONG-TERM INCENTIVE PLAN IS IN THE BEST INTERESTS OF THE CORPORATION AND ALL ITS STOCKHOLDERS AND RECOMMENDS THAT THE STOCKHOLDERS VOTE FOR PROPOSAL THREE.

On February 21, 1996, the Board of Directors approved the Long-Term Incentive Plan ("LTIP") attached hereto as Exhibit A, subject to the approval of stockholders and the U.S. Securities and Exchange Commission ("SEC") pursuant to the Public Utility Holding Company Act of 1935. The purpose of the LTIP is to provide long-term incentives to those officers and key employees ("Employees") who, in the opinion of the Compensation Committee of the Board (the "Committee"), make, or may make, substantial contributions to the Corporation through their ability and efforts and members of the Board who are not employees ("Outside Directors"). The LTIP will be effective as of February 21, 1996, upon approval by a vote of the holders of a majority of the common stock of the Corporation present or represented and entitled to vote at the Annual Meeting and SEC approval, and will terminate on February 20, 2006. The following general description of the LTIP is qualified in its entirety by reference to Exhibit A, annexed hereto, which consists of a copy of the LTIP.

A total of 3,000,000 shares of the Corporation's common stock will be made available for issuance under the LTIP, subject to adjustment to prevent dilution or enlargement of rights under the LTIP, and no participant may be awarded more than 20 percent of that total. Based on the criteria set forth below, with respect to option grants for Outside Directors, approximately 390,000 shares are expected to be issued to Outside Directors over the life of the LTIP. The term of the LTIP is ten years; hence, no award may be granted more than ten years after the effective date. Although the Committee will determine which positions have the potential to make a substantial contribution to the Corporation, it is currently contemplated that approximately 170 Employees will be considered eligible under the LTIP. Awards may take several forms: incentive stock options, nonqualified stock options, stock appreciation rights, contingent stock awards, restricted stock awards or any award in other forms that the Committee may in its discretion deem appropriate, but in any event which are consistent with the LTIP's purpose, including any combination of the foregoing. Employees would be eligible to receive any form of award permitted under the LTIP. Outside Directors would be eligible only for options which do not qualify as incentive stock options under Section 422 of the IRC (nonqualified stock option hereinafter called "NQOs") according to the formula set forth in the LTIP, as described below.

PLAN ADMINISTRATION

With respect to Employees, the LTIP will be administered by the Committee, which consists of Directors who qualify both as "disinterested persons" under Rule 16b-3 promulgated pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and "Outside Directors" under Section 162(m) of the IRC and the regulations promulgated thereunder. The Board of Directors may suspend, terminate or amend the LTIP at any time but may not adopt any amendment that would (i) materially increase the benefits accruing to participants, (ii) materially increase the maximum number of shares issued under the LTIP, subject to equitable adjustment as described below, or (iii) materially modify the LTIP's eligibility requirements. In the event of any change affecting the number of outstanding shares of the Corporation, by reason of any stock dividend, recapitalization, merger, consolidation, split-up, combination, exchange of shares or the like, the Committee shall make an equitable adjustment in the aggregate number of shares or awards issued under the LTIP. The termination or any modification or amendment of the LTIP may not, without a participant's consent, affect rights under an award previously granted. Nevertheless, the Corporation may terminate the LTIP at any time provided that full and equitable compensation is made to participants with respect to awards previously granted.

With respect to Outside Directors, the LTIP is designed to be a "formula plan" meeting the requirements of Exchange Act Rule 16b-3(c)(2) and, accordingly, is intended to be self-governing. To this end, and except as specified therein with respect to ministerial matters, the Committee has no discretionary authority over any transaction under the LTIP with regard to Outside Directors. Consistent with the limited discretion over the LTIP regarding the portions of the plan governing awards to Outside Directors, the LTIP may not be amended more that once every six months except as may be consistent with Exchange Act Rule 16b-3(c)(ii)(B) and no amendment may change the basis on which awards are made to Outside Directors.
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OPTIONS

Options to purchase the Corporation's common stock may be awarded under the LTIP as either incentive stock options ("ISOs"), which are qualified under Section 422 of the IRC, or NQOs. The price at which shares of common stock may be purchased upon exercise of an ISO shall be not less than 100 percent of the fair market value of the stock on the date the option is granted. The initial exercise price on a NQO will be 100 percent of the fair market value as of the date the option is granted and the agreement reflecting the NQO shall provide that the exercise price will be reduced by cumulative dividends paid on the Corporation's common stock while the NQO is outstanding and unexercised. The fair market value of shares under an individual's ISO first exercisable in any one calendar year will not exceed $100,000.

Options cannot be exercisable earlier than six months from the date of grant and must be exercised within ten years. The amount of awards to each participant will be based upon the evaluation of his/her position and an evaluation of the Corporation's Total Stockholder Return (defined as market appreciation and dividends in a fiscal year) as compared to a group of peer companies. Awards to Employees may be made for reasons other than Total Stockholder Return performance subject to the discretion of the Committee. Payment in full of the exercise price must be made upon the exercise of a stock option.

NQO awards to Outside Directors shall be made if the Corporation's Total Stockholder Return for a fiscal year exceeds the median of the Total Stockholder Return for the group of peer companies utilized for comparison purposes in the Corporation's Annual Proxy Statement. If the Corporation's Total Stockholder Return falls in the third quartile of the peer group, then options shall be granted to each Outside Director to purchase 3,000 shares of common stock. If the Corporation's Total Stockholder Return falls in the fourth quartile of the peer group, then options shall be granted to each Outside Director to purchase 6,000 shares of common stock. No stock option awards can be made to Outside Directors if the Total Stockholder Return is at or below the median of the group for a calendar year.

NQOs for Outside Directors, if any, would be granted effective as of 90 days after the close of the Corporation's fiscal year for Total Stockholder Return performance for the preceding fiscal year. Grants to Outside Directors would vest one-third upon the date of the grant, one-third upon the first anniversary of the grant and one-third upon the second anniversary of the grant. The purchase price per share of stock for Outside Directors' awards would be 100 percent of the fair market value of the stock on the day the option is granted. For awards to Outside Directors, "fair market value" means the average of the high and low sales prices per share of the Corporation's common stock on The New York Stock Exchange as reported in The Wall Street Journal for such date. The agreement reflecting the Outside Director NQO will provide that this price will be reduced by cumulative dividends paid on the Corporation's common stock while the NQO is outstanding and unexercised.

Upon termination of employment due to death, disability or retirement, vested options may be exercised within 24 months of such event except that ISOs generally must be exercised within one year in the case of disability or three months in the case of retirement. If termination occurs for any other reason, all options must be exercised within three months after termination to the extent such options are exercisable at termination. Upon a "change in control" as defined in the LTIP, all options will automatically vest.

STOCK APPRECIATION RIGHTS

Under the LTIP, NQOs may, but need not, be accompanied by stock appreciation rights ("SARs"). SARs entitle the recipient to elect to surrender the option and receive shares of common stock, cash, or a combination thereof in an amount equal in value to the excess of the aggregate fair market value of the shares with respect to which the SAR is exercised, based on the closing price as of the exercise date, over the grant price of such shares. The initial grant price on a SAR will be 100 percent of the fair market value as of the date the option is granted, but the agreement reflecting the SAR may provide that the grant price may be reduced by cumulative dividends paid on the Corporation's common stock while the SAR is outstanding and unexercised. A SAR is subject to all other terms and conditions of the option to which it relates.
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CONTINGENT OR RESTRICTED STOCK

The LTIP also provides for the award to Employees of the right to receive shares of common stock, subject to certain restrictions or contingencies, either in the form of a contingent stock award or a restricted stock award. Shares awarded as a contingent stock award will not be issued in the name of the recipient, and the recipient shall not have the rights of a stockholder until all contingencies expire. Shares issued as a restricted stock award will be issued in the name of the recipient, and the recipient shall have all the rights of a stockholder for all such shares, although (1) either the recipient shall not receive possession of the shares until all restrictions on such shares lapse, or (2) if the recipient receives possession, the shares will contain a legend as to their restricted status. The amounts, terms and conditions of an individual award will vary in response to business objectives as determined by the Committee. A recipient will forfeit his/her awards upon termination of employment unless otherwise provided by the award agreement or the Committee.

Provisions in the LTIP allow shares to be earned after termination if the participant's salary is continued through an employment agreement, severance program or comparable arrangement. Upon a "change in control" as defined in the LTIP, contingent stock awards and restricted stock awards will automatically vest, and all restrictions and contingencies will be assumed to have been satisfied.

TRANSFERABILITY

Generally, all awards under the LTIP are non-transferable except by will or in accordance with the laws of descent and distribution. During the life of the participant, awards may be exercised only by such participant, and the Committee may permit a participant to designate a beneficiary to exercise or receive any rights that may exist upon the participant's death.

FEDERAL TAX CONSEQUENCES

Under present federal income tax law, the Corporation believes that the award of a stock option or SAR generally creates no federal income tax consequences for the recipient or the Corporation. In general, the optionee has no federal taxable income upon exercising an ISO (except that the alternative minimum tax may apply), and the Corporation receives no deduction when an ISO is exercised. Upon exercising a NQO, the recipient must recognize ordinary income equal to the difference between the exercise price and the fair market value of the stock on the date of exercise and the Corporation will generally be entitled to a deduction for the same amount. Generally, there are no federal income tax consequences to the Corporation in connection with a disposition of shares acquired under an option except that the Corporation may be entitled to a deduction in the case of a disposition of shares acquired under an ISO before the applicable ISO holding period has been satisfied.

With respect to a contingent stock award, a participant will be taxable on cash, stock or other property when it is actually paid or made available and the Corporation will be entitled to a deduction at such time. With respect to a restricted stock award, the participant must recognize ordinary income equal to the fair market value of the shares or other property received at the time the shares or other property become transferable or are not subject to a substantial risk of forfeiture, whichever occurs earlier, over the amount (if any) paid by the participant. The Corporation will be entitled to a deduction for the same amount at that time except as limited by Section 162(m) of the IRC. Different federal income tax rules may apply with respect to participants who are subject to Exchange Act Section 16. With respect to restricted stock awards, a participant may make a special election under Section 83(b) of the IRC to be taxed immediately.

The preceding discussion is only a general summary of certain federal income tax consequences arising from participation in the LTIP and should not be used for a determination of an individual's unique tax situation. It is suggested that the individual consult with a tax advisor regarding the applicability of federal, state and local tax laws to his/her particular situation.

UNLESS THEY ARE DIRECTED OTHERWISE BY STOCKHOLDERS, THE PROXIES INTEND TO VOTE "FOR" PROPOSAL THREE.